         As filed with the Securities and Exchange Commission on January 8, 1996
                                                       Registration No. 33-99380
--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                               ___________________


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                            THE SECURITIES ACT OF 1933
                                _________________

                           FLORIDA GAMING CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE                               59-1670533
     -------------------------------      ------------------------------------
     (State of other jurisdiction of      (I.R.S. Employer Identification No.)
     incorporation or organization)


                                                   W. BENNETT COLLETT
        1750 SOUTH KINGS HIGHWAY               FLORIDA GAMING CORPORATION
    FORT PIERCE, FLORIDA 34945-3099             1750 SOUTH KINGS HIGHWAY
             (407) 469-2500                 FORT PIERCE, FLORIDA 34945-3099
----------------------------------------            (407) 464-7500
(Address of principal executive offices) ---------------------------------------
                                         (Name, address, including zip code, and
                                             telephone number including area
                                                code, of agent of service)


Copies to:


  STEPHEN A. ZRENDA, JR., ESQ                        JAMES A. GIESEL
      1520 LIBERTY TOWER                            ALAN K. MACDONALD
      100 NORTH BROADWAY                        BROWN, TODD & HEYBURN PLLC
OKLAHOMA CITY, OKLAHOMA 73102-86                  3200 PROVIDIAN CENTER
         (405)235-2111                         LOUISVILLE, KENTUCKY  40202
                                                       (502)589-5400



APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.


IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER, EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                PROPOSED
                                                           PROPOSED             MAXIMUM
       TITLE OF EACH CLASS OF      AMOUNT BEING        MAXIMUM OFFERING    AGGREGATE OFFERING           AMOUNT OF
     SECURITIES TO BE REGISTERED   REGISTERED(1)       PRICE PER UNIT(2)        PRICE(2)            REGISTRATION FEE
     ---------------------------   -------------       -----------------   ------------------       ----------------

Common Stock, $.10 par value          1,029,480           $     13.00         $  13,383,240            $   4,615
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Includes such additional shares of Common Stock as may be issued to the Borrower because of future stock dividends, stock distributions, stock splits or similar capital readjustments.
(2) Represents the average of the closing bid and asked prices of the Common stock of the Registrant on November 14, 1995. Estimated solely for the purpose of calculating the registration fee.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
     OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES
     THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL
     THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS

     THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                                1,029,480 SHARES

                                       of

                           FLORIDA GAMING CORPORATION
                                  COMMON STOCK


     This Prospectus relates to a possible offering of shares of common stock, $.10 par value (the "Common Stock") of Florida Gaming Corporation (the "Company") by and for the account of a bona fide pledgee of the Common Stock by Freedom Financial Corporation (the "Borrower"), a stockholder of the Company. The shares of Common Stock which may be offered hereunder represent collateral which may be pledged from time to time to certain lenders (the "Lenders") as security for loans to the Borrower. See "Selling Stockholder and Plan of Distribution." Although the Borrower may from time to time provide financing to the Company, which financing may be secured by the shares of Common Stock to be offered by this Prospectus, the Company will not receive any of the proceeds from any sale of the shares that may be offered hereby. The Common Stock of the Company is traded on the NASDAQ SmallCap Market under the symbol "BETS".


     The Borrower has advised the Company that sales of the Common Stock may be sold from time to time to purchasers directly by the Lenders in negotiated transactions and in the over-the-counter market on NASDAQ. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions in which the broker solicits purchasers. Alternatively, the Lenders may from time to time offer the shares offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Lenders and/or the purchasers of securities for whom they may act as agents. The shares offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.


     The terms of any offering of the shares of Common Stock by the Lenders, including the names of the Lenders participating in the offering, the number of shares of Common Stock to be offered for the account of each such Lender, the names of the Underwriters, if any, and the public offering price, underwriting discounts and proceeds to the Lenders, will be set forth in an accompanying Prospectus Supplement. The Lenders and any agents or broker-dealers that participate in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act.


     The Company will pay all expenses of the Offering, but not including underwriting discounts and commissions and transfer taxes. In addition, the Company has agreed to indemnify the Lenders, any underwriters or selling agents and their respective controlling person against certain liabilities, including liabilities under the Securities Act. See "Selling Stockholder and Plan of Distribution."

                              ---------------------

        SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS
          RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.





     This Prospectus also relates to such additional securities as may be issued to the Borrower because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

                The date of this Prospectus is ___________, 199_.

     IN CONNECTION WITH THIS OFFERING, AN UNDERWRITER MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.




                              AVAILABLE INFORMATION

     The Company has filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not include all the information set forth in the Registration Statement and the exhibits thereto, to which reference is made for further information with respect to the Company.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission (File No. 0-9099). The Registration Statement and the exhibits thereto and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may also be inspected and copied at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Securities Act and the Exchange Act are hereby incorporated by reference herein:


                    (1) The Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1994;

                    (2) The Company's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 1995 and June 30, 1995;

                    (3) The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1995, as amended by Form 10-QSB/A filed January 8, 1996;

                    (4) The Company's Current Reports on Form 8-K dated January 9, 1995, August 14, 1995, August 28, 1995, June 21,
                         1995, September 15, 1995; and

                    (5) The description of the shares of Common Stock contained in the Company's Registration Statement on Form 10.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to Timothy L. Hensley of Florida Gaming Corporation, 1750 South Kings Highway, Fort Pierce, Florida 34945-3099. Telephone requests may be directed to Mr. Hensley at (812) 945-7211.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.
UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES IN THIS PROSPECTUS TO THE COMPANY INCLUDE THE COMPANY AND ITS SUBSIDIARIES AND ALL REFERENCES TO THE NUMBER OF SHARES OF COMMON STOCK (I) RELATE TO THE COMPANY'S COMMON STOCK, PAR VALUE $.10 PER SHARE (THE "COMMON STOCK"), AND (II) ASSUME THAT OUTSTANDING STOCK OPTIONS AND CONVERSION RIGHTS ARE NOT EXERCISED.


     The Company currently owns and operates a jai-alai fronton and pari-mutuel wagering facility located in Fort Pierce, Florida. The Company is actively exploring other opportunities in the pari-mutuel and gaming industry, including opportunities to develop, finance and operate gaming projects with federally recognized Indian tribes.



     Freedom Financial Corporation (the "Borrower"), an Indiana corporation, has been a stockholder of the Company since March 1993. The Borrower presently owns 1,349,480 shares of the Common stock of the Company, and holds an option to purchase an additional 1,330,000 shares of the Company. The Borrower is the largest stockholder of the Company. Mr. W. Bennett Collett, the Chairman of the Board and the Chief Executive Officer of the Company, is also the controlling stockholder and Chief Executive Officer of the Borrower. See "Selling Stockholder and Plan of Distribution."

                                  THE OFFERING


Common Stock offered by the
Lenders  . . . . . . . . . . . . . . .  1,029,480

Total Outstanding Common Stock(1)  . .  3,123,586


Dividend Policy  . . . . . . . . . . .  The   Company  has  not  paid   any
                                        dividends  on its Common  Stock  in
                                        the  past  and does not  expect  to
                                        pay  any  dividends on  the  Common
                                        Stock in the foreseeable future.

NASDAQ Symbol  . . . . . . . . . . . .  BETS

Limitation on Total Ownership  . . . .  The laws  of the State of  Florida
                                        require  that  before  any   person
                                        acquires more than five percent  of
                                        the  equity securities of  a  pari-
                                        mutuel   operator   such   as   the
                                        Company  (representing  more   than
                                        156,179  shares  of  the  Company's
                                        presently  issued  Common   Stock),
                                        such   person   must  receive   the
                                        approval  of the Florida Department
                                        of Business Regulation.


  (1) As of December 31, 1995. Excludes 2,008,250 shares of Common Stock issuable upon exercise of outstanding stock options, 7,815 shares of Common Stock issuable upon the conversion of Class A Preferred Stock, and shares of Common Stock issuable upon the conversion of Series B Preferred Stock based on the market price of the Common Stock immediately prior to conversion.


           SUMMARY OF SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The selected financial data presented below for the years 1994, 1993 and 1992 have been derived from the Company's audited consolidated financial statements. The selected financial data for the interim periods during 1994 and 1995 have been derived from the unaudited consolidated financial statements and internal accounting records of the Company which, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company's results of operations and financial position for such periods and at such dates. The consolidated results of operations for the nine-month periods ended September 30, 1995, are not necessarily indicative of the results to be expected for the full year or for future periods. The selected financial data presented below should be read in conjunction with the financial statements of the Company and the related notes thereto contained in annual and quarterly reports which are incorporated by reference into this Prospectus.




                                                                   Four Months
                                                                      Ended        Year Ended          Nine Months Ended
                                   Year Ended August 31,(1)        December 31,    December 31,     September 30,(unaudited)
                                   ------------------------        ------------    ------------     -------------------------
                                        1992(2)        1993            1993           1994(3)         1995        1994(3)(4)
                                        ----           ----            -----          ----            ----        ----
HANDLE

 Jai-Alai                          $             0   $          0   $          0   $  3,480,257   $  4,183,844   $  3,480,257
 ITW                                             0              0              0     15,752,224     15,190,424     11,305,216
                                             -----          -----          -----     ----------     ----------     ----------

                                   $             0   $          0   $          0   $ 19,232,481   $ 19,374,268   $ 14,785,473




REVENUE

 Pari-Mutuel Revenues, Net         $             0   $          0   $          0   $  2,153,481   $  2,440,639   $  1,711,593
 Admissions                                      0              0              0        122,032        118,154         91,763
 Food, Beverage and Other                        0              0              0        547,759        638,714        440,510
                                             -----          -----          -----        -------        -------        -------
TOTAL REVENUES                     $             0   $          0   $          0   $  2,823,272   $  3,197,507   $  2,243,866
COSTS AND EXPENSES
 Operating                         $             0   $        878   $          0   $  2,106,923   $  2,452,069   $  1,855,545
 General and Administrative                439,914        521,433         50,121        741,760        604,164        383,608
 Depreciation                                2,693              0              0        141,962        126,900         65,833
                                             -----          -----          -----        -------        -------         ------

                                        5

                                                                   Four Months
                                                                      Ended        Year Ended          Nine Months Ended
                                   Year Ended August 31,(1)        December 31,    December 31,     September 30,(unaudited)
                                   ------------------------        ------------    ------------     ------------------------
                                        1992(2)        1993            1993           1994(3)         1995        1994(3)(4)
                                        ----           ----            ----           ----            ----        ----
TOTAL COSTS AND
 EXPENSES                          $       442,607   $    522,311   $     50,121   $  2,990,645   $  3,183,133   $  2,304,986
                                          --------       --------       --------      ---------      ---------      ---------
Net Income (loss) from
 operations                        $      (442,607)  $   (522,311)  $    (50,121)  $   (167,373)  $     14,374   $    (61,120)

Other Income (Expenses):
 Interest Income                   $        98,830   $     63,565   $     20,753   $     37,090   $     66,463   $     17,739
 Gain (loss) on sale of assets                   0         (4,953)       (28,095)       (14,669)            --        (14,669)
 Realized Gain (loss) on
  securities                                88,747        169,333              0              0        195,939             --
 Other (Expense)                                79        (89,519)             0       (246,047)      (379,917)       (21,086)
                                          --------       --------       --------       --------       --------        -------
Net Income (loss) from
 continuing operations             $      (254,951)  $   (383,885)  $    (57,463)  $   (390,999)  $   (103,141)  $    (79,136)
                                          --------       --------       --------       --------       --------        -------

Loss from discontinued
 operations                        $      (346,715)  $          0   $          0   $          0   $          0   $          0
                                          --------       --------       --------       --------       --------        -------
Net Income (loss)                  $      (601,666)  $   (383,885)  $    (57,463)  $   (390,999)  $   (103,141)  $    (79,136)
                                          --------       --------       --------       --------       --------        -------
                                          --------       --------       --------       --------       --------        -------

Per Share Loss 1992
 continuing operations             $         (0.36)  $      (0.39)  $      (0.04)  $      (0.18)  $      (0.03)  $      (0.05)

Per Share Loss 1992
 discontinued operations           $         (0.43)  $        N/A   $        N/A   $        N/A   $        N/A   $        N/A

Fully Diluted Per Share            $           N/A   $        N/A   $        N/A   $        N/A   $        N/A   $        N/A
 Earnings

Per Common Share                   $         (0.79)  $      (0.39)  $      (0.04)  $      (0.18)  $      (0.03)  $      (0.05)

Balance Sheet Data:
 Cash                              $     1,512,014   $  1,813,251   $  2,033,901   $  1,363,174   $  1,151,477   $  1,695,629
 Total Assets                      $     1,954,409   $  2,391,510   $  2,275,055   $  6,774,453   $  6,275,144   $  5,172,667

 Long-term liabilities             $             0   $          0   $          0   $  1,114,061   $  1,831,337   $    931,992
 Stockholders' Equity              $     1,814,437   $  2,244,433   $  2,186,970   $  4,163,047   $  4,059,773   $  3,887,800




  (1) The previous fiscal year end of the Company was August 31 of each year. In 1994, the Company changed its fiscal year to December 31.

  (2) Before July 31, 1992, the Company's wholly owned subsidiary, SCOPE Incorporated ("Scope"), operated as an electronic technology company. Scope was sold by the Company to BECT Acquisition Group, Inc. in July 1992. As a result, the financial information regarding fiscal 1992 relates primarily to operations that have been discontinued by the Company.


  (3) The Company did not commence its operations in the gaming industry until February 1994.


  (4) Reference is made to the Form 10-KSB for the fiscal year ended December 31, 1994, and to the Form 10-QSB for the nine month period ended September 30, 1995, for further financial information regarding the Company, which have been incorporated herein by reference.


                                  RISK FACTORS


     IN ADDITION TO REVIEWING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994, THE OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY:

RECENT OPERATING RESULTS


     The Company had net loss of $103,141 for the nine month period ended September 30, 1995, compared to an operating loss of $79,136 for the comparable 1994 period. The Company has implemented new strategic and operational initiatives intended to enhance revenues by beginning to enter into the native American Indian gaming industry. The Company's operations generally are subject to financial, economic, legal and other factors, many of which are beyond its control. Accordingly, there can be no assurance that the Company will be able to implement these initiatives without delay or that these initiatives will be profitable.


CAPITAL RESOURCES




     The Company will require significant additional capital to finance prospective ventures with Indian tribes to engage in Class II and Class III gaming, as those terms are defined in the Indian Gaming Regulation Act of 1988 ("IGRA"). See "Government Regulation--Indian Gaming Regulatory Act of 1988." The Company plans to obtain funds to meet its present and any future obligations to finance Indian gaming projects from a variety of potential sources, including cash flow from operations, borrowing, proceeds from the sale of the Company's securities, and joint venture arrangements.




     The commencement of gaming operations by Indian tribes is subject to several conditions and approvals. The Company's agreements with Indian tribes currently provide, and will provide in the future, that the Company will be obligated to pay only organizational, planning and predevelopment costs related to a project until the receipt of all regulatory approvals, and that only after such receipt will the Company become obligated to fund major development expenses such as land acquisition, construction costs equipment expenses, and working capital. The Company plans to fund organizational, planning and predevelopment costs from cash flow from operations, funds made available by the Borrower and proceeds from the placement of securities from time to time.



     The Company believes funds currently available from these sources will be sufficient to meet the Company's current obligations for ongoing predevelopment expenditures, and its committment to loan up to $5 million to one Indian tribe if and when the tribe is permitted to operate gaming machines at the tribe's casino. See "The Company." In addition, although the Company has not obtained a committment for financing major development costs in connection with its current agreement to develop and construct a casino for a second Indian tribe, and no assurance can be given that the Company will obtain such financing, the Company believes that when governmental approvals and all other material conditions for commencement of Indian gaming operations have been satisfied, sources of financing will be available for land acquisition, construction and equipment costs, and working capital for the project. See "The Company -- Financing" and "Government Regulation."


GAMING COMPETITION


     The gaming industry is highly competitive. Other gaming companies have substantially greater financial resources and larger management staffs than the Company. Because of the growing popularity and profitability of gaming activities, competition is significantly increasing.


     The Company competes for customers with other forms of legal wagering including video poker gaming in non-casino facilities, charitable gaming, pari-mutuel wagering and state lotteries.


     Further expansion of non-Indian gaming could also significantly and adversely affect the Company's business. In particular, the expansion of casino gaming in or near the geographic areas from which the Company attracts or expects to attract a significant number of its customers, such as Florida, California, or Nebraska could have a material adverse effect on the Company's business.


     The Company believes that its primary market area for its present operations includes approximately 500,000 adults age 21 or over within 35 miles of the Company's jai-alai fronton in Florida. The major population centers in the vicinity of its fronton include Fort Pierce, Port St. Lucie, and Vero Beach, Florida. The Company does not, however, consider itself to be in direct competition with any other fronton or other pari-mutuel facility permitted to operate in Florida in its market area at this time. Florida's pari-mutuel legislation does not permit the operation of any jai-alai facility within a geographic radius of 50 miles or closer to any other jai-alai facility. The closest pari-mutuel facilities are dog racing facilities in West Palm Beach, approximately 50 miles south of the fronton, and in Melbourne, approximately 53 miles north of the Fronton.


POTENTIAL DILUTION AND MARKET IMPACT FROM OUTSTANDING CAPITAL STOCK AND OPTIONS


     As of December 31, 1995, the Company had 3,123,586 shares of Common Stock issued and outstanding. In addition, as of that date, 2,008,250 shares of Common Stock were issuable upon the exercise of outstanding shares, 7,815 shares of Common Stock were issuable upon the conversion of outstanding shares of Class A preferred stock, and additiional shares of Common Stock were issuable upon the conversion of outstanding shares of preferred stock at a conversion price based on the market price of the Common Stock at conversion. The voting power of each holder of Common Stock would be diluted by the issuance of additional shares of Common Stock. Moreover, the prevailing market price for the Common Stock may be materially and adversely affected by the addition of a substantial number of shares of Common Stock, including the shares offered hereby, into the market or by the registration under the Securities Act of 1933 of the sale of the shares offered hereby.


POTENTIALLY VOLATILE STOCK PRICE


     Since the latter part of fiscal 1993, the Company's stock price has risen dramatically. During the last quarter of 1993, the per share prices for the Common Stock on NASDAQ ranged from $1-5/8 to $3-7/16, while the prices of the Common Stock on the NASDAQ since October 1, 1995 have ranged from $8-1/2 to $14-1/2. Factors such as the Company's operating results or other announcements by the Company or its competitors may have a significant impact on the market price of the Company's securities. Because the Company's expansion philosophy is highly dependent on joint ventures and acquisitions, the price of the Common Stock may be highly volatile and may decline at an equal or greater rate than the rate at which it has risen over the last two years. See "Price Range of Common Stock and Dividends."

DIFFICULTY OF PLANNED EXPANSION; MANAGEMENT OF GROWTH


     Since the change in management of the Company in March 1993, the Company has expanded its operations rapidly, and it plans to continue to further expand its operations through participation in Indian gaming projects and other gaming ventures as opportunities arise. The Company's operating results will be adversely affected if net revenues do not increase sufficiently to compensate for the increase in operating expenses caused by such an expansion. In addition, the Company's planned expansion of operations may exceed the Company's present management, technical, financial and other resources. To manage its growth effectively, the Company must continue to increase its management information systems and must attract, train and motivate qualified managers and employees. There can be no assurance, however, that the Company will successfully be able to achieve these goals. If the Company is unable to manage growth effectively, its operating results may be adversely affected.


DEPENDENCE ON KEY PERSONNEL

     The success of the Company is dependent, in part, on its key management personnel. In particular, the Company is highly dependent upon W. Bennett Collett, W. Bennett Collett, Jr., and Timothy L. Hensley. The loss of their services could have a material adverse effect on the Company. The Company does not have any employment contracts with its executives, nor does the Company have any key man life insurance policies on their lives.




NEED FOR EXPERIENCED PERSONNEL







     None of the Company's present management team has experience managing a casino operation of the type contemplated by its present agreements with Indian tribes. Although the Company believes that it will be able to attract and train qualified individuals to fill senior management positions supervising its casino gaming operations, there is no assurance that the Company will be able to do so. In addition, in filling positions at tribal gaming casinos, the Company will be obligated to give preference in hiring first to qualified members of the Tribe (and qualified spouses and children of members of the Tribe), and second to members of other Indian tribes. There is no assurance that the Company will be able to hire qualified individuals satisfying such criteria. These criteria may also increase the cost of filling positions at tribal gaming casinos.


ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company has not paid any dividends on its Common Stock in the past and does not anticipate paying dividends on its Common Stock in the foreseeable future. See "Price Range of Common Stock and Dividends."

ANTITAKEOVER EFFECTS OF CERTAIN INSTRUMENTS, AGREEMENTS OF THE COMPANY, AND LAWS

     The Company's certificate of incorporation and bylaws, certain contracts to which the Company is a party, the Delaware General Corporation Law and Florida gaming laws contain provisions that could have the effect of delaying or preventing a transaction that results in a change of control (as defined) of the Company.


POTENTIAL CONFLICTS OF INTEREST AND RELATED PARTIES TRANSACTIONS


     Certain relationships among the Company, its management and affiliates, including the Borrower, create various potential and actual conflicts of interest. It is the Company's policy that all material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans must be approved by a majority of the independent directors who do not have an interest in the transactions.




NEW PROJECTS



     Each of the Company's projects to finance, develop, and operate gaming facilities will be subject to the many risks inherent in the establishment of a new business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in new markets. There can be no assurance that any of these projects will become operational within the estimated time frames and projected budgets at the time the Company enters into a particular management agreement, or at all. The Company plans to reduce the financial significance of individual projects by focusing on small- to medium-sized projects that can be accomplished with a smaller capital investment and will allow a significant portion of any financing of any subsequent expansions to be paid from operating funds whenever possible. In addition, the Company intends to develop projects as joint ventures when possible, to reduce its financial commitment to individual projects. There can be no assurance that the significant expenditures required to develop a gaming project will ultimately result in the establishment of profitable operations. See "The Company."



     To the extent the Company's future gaming projects become operational, the Company will be required to add and train personnel, expand its management information systems and control expenses. If the Company does not successfully address the Company's increased management needs or the Company otherwise is unable to manage its growth effectively, the Company's operating results could be materially adversely affected.



GOVERNMENTAL REGULATION



     The Company will need to secure regulatory approvals from state and local authorities or, in the case of Indian gaming activities, from federal and tribal authorities for each of its prospective gaming ventures. No assurance can be given that any of these approvals will be secured in a timely fashion or at all. The denial of regulatory approvals would prohibit the opening of the new facilities and any delay in securing such approvals could result in postponement of their scheduled openings. Although it is not expected that the Company's management agreements for gaming ventures will require expenditures for land acquisition and construction costs before regulatory approvals are obtained, it is anticipated that each of the Company's new gaming ventures will require the commitment of funds for organization, planning and certain other start-up costs before required regulatory approvals can be obtained. No assurance can be given that the Company will be able to recoup its initial investment in these ventures.

     Gaming on Indian lands is extensively regulated under federal law, tribal-state compacts and tribal law. Under IGRA, management contracts for Indian gaming facilities are subject to approval by the National Indian Gaming Commission (the "NIGC") and generally provide for a maximum management fee of 30% of net revenues and a maximum term of five years. These provisions may be increased to a management fee of 40% of net revenues and a term of seven years if the Chairman of the NIGC determines that the capital investment required and the income projections for the facility merit such terms. The NIGC has the power to require contract modifications under certain circumstances or to void a contract if the management company fails to comply with applicable laws and regulations. In addition, the Company, its directors, persons with management responsibility, certain owners of the Company and certain persons with a financial interest in the management agreement as determined by the NIGC and the gaming commission of the Indian tribe must provide background information and be investigated by the NIGC and the tribal gaming commission and be approved in order for the management contract to be approved by the NIGC and for the Company to be issued a license to operate a gaming facility by the tribal gaming commission. Persons who acquire beneficial ownership of the Company's stock may be subject to certain reporting and qualification procedures established by the NIGC and the tribal gaming commission. Such limitations could adversely affect the marketability of the Common Stock or could affect or prevent certain corporate transactions, including mergers or other business combinations. Following approval, if obtained, of the Company's management contract by the NIGC, and issuance to the Company of a management contractor's license by the tribal gaming commission, the operation and management of tribal gaming facilities will be subject to the regulating authority of the NIGC and the tribal gaming commission. See "Governmental Regulation -- Indian Gaming Regulatory Act of 1988."



TRIBAL-STATE COMPACTS; LEGAL UNCERTAINTIES



     The Company's plan to participate in gaming ventures with Indian tribes is substantially dependent on the legal status of Indian gaming in various states. Management contracts and the operation of casinos on Indian land, including the right to offer activities classified as Class III gaming under IGRA, will require the negotiation and execution of a compact between the tribe and the state in which the Indian gaming operation will be located. Certain states have resisted entering into tribal-state compacts, and tribal-state compacts have been the subject of litigation in several states. The issue of whether the Eleventh Amendment to the United States Constitution immunizes states from suit by Indian tribes in federal court without the state's consent is currently the subject of litigation before the United States Supreme Court. The outcome of such litigation and its effect on the Company is uncertain. Changes in state gaming laws may limit the types of gaming that are eligible for tribal-state compacts. The repeal of any tribal-state compact or any amendment that limits the types of gaming that can be conducted on Indian land in the state could have a material adverse effect on the Company. The Company cannot predict which states, if any, will approve casino gaming on Indian land, the timing of any such approvals or whether states will attempt to renegotiate such compacts in the future. The Ponca Tribe of Nebraska has yet to negotiate a compact with the State of Nebraska, and the State of California's refusal to negotiate a compact with Indian tribes in California, where the Company has agreed to provide financing to the casino operated by the Rincon, San Luiseno Band of Mission Indians, is currently the subject of litigation. Therefore, the legal status of Indian gaming in the states where the Company currently has agreements to participate in Indian gaming ventures is uncertain. There can be no assurance that tribal-state compacts will be reached with the States of California or Nebraska. See "Government Regulation -- Indian Gaming Regulatory Act of 1988 -- Tribal-State Compacts."



CONSTRUCTION RISKS



     The Company anticipates that its prospective gaming ventures, particularly Indian gaming ventures, may often include the construction of a casino and other facilities. The Company's cost estimates and projected completion dates for construction of facilities may change significantly as the projects progress. The Company's management contract with the Ponca Tribe of Nebraska provides for the construction of a casino with a minimum of 20,000 square feet of gaming space. Construction cannot begin until after the NIGC approves the management and related financing agreements and land suitable as a site for the casino can be acquired and placed in trust with the Secretary of the Interior for the Tribe. There can be no assurance that these events will occur so as to permit construction to begin in a timely manner. In addition, the Company's development projects will entail significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, work stoppages, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the projects and could delay their scheduled openings.



     Whenever the Company's business plan for a particular project includes Class III gaming, the operation will be governed by the terms of a tribal-state compact, which may require compliance with state and local laws not otherwise applicable to Indian tribes. In addition, projects, particularly in metropolitan areas, may rely upon the provision of utilities and services from local governments, which may require negotiation of, and be subject to, a compact between the tribe and the local government. Compliance with state and local laws, when applicable, may require obtaining necessary permits, licenses and approvals. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled opening of the facilities. There can be no assurance that the Company will receive the necessary permits, licenses and approvals or that such permits, licenses and approvals will be obtained within the anticipated time frame. See "The Company -- Ponca Tribe of Nebraska."



CURRENT PROJECTS; CONTINGENCIES



     The Company's plan to expand its gaming business depends upon its ability to enter into financing and management agreements with Indian tribes and to identify and enter into additional gaming ventures. Currently, the Company has entered into agreements with two Indian tribes to participate in gaming ventures, which are subject to a number of contingencies. The Company's loan agreement with the Rincon, San Luiseno Band of Mission Indians in San Diego County, California is subject to the lifting of an injunction prohibiting the Tribe from operating gaming machines at its casino. See "The Company -- Rincon, San Luiseno Band of Mission Indians." The Company's management agreement with the Ponca Tribe of Nebraska, which provides for the Company to finance, develop, construct and operate a casino for the Ponca Tribe in the Omaha, Nebraska area, is subject to many contingencies, including the purchase of land suitable to be placed in trust as a site for a tribal gaming operation in accordance with the IGRA, the approval of the terms of the management agreement by the NIGC, procurement of additional financing, and other conditions. In addition, for the Ponca Tribe to conduct Class III gaming under IGRA, the State of Nebraska must permit Class III gaming activities and must enter into a compact with the Ponca Tribe. See "The Company -- Ponca Tribe of Nebraska." There can be no assurance that the contingencies to the operation of each project will be achieved so that gaming operations can begin.



LIMITED RECOURSE AGAINST TRIBES AND TRIBAL ASSETS




     In general, Indian tribes do not make any equity investments in the construction, development or equipment of the casinos. The Company has made, and will make, loans to tribes for the construction, development, equipment and operation of casinos managed and to be managed by the Company. These loans are not conventional real estate and construction loans subject to customary mortgages and encumbrances. If the casinos that the Company manages do not generate sufficient cash flow to repay such indebtedness, the Company's loans may not be repaid. The Company's principal recourse for collection of indebtedness from a tribe or money damages for breach or wrongful termination of a management contract is from revenues, if any, from casino operations. The Company may in the future subordinate the repayment of the Company's loans to a tribe and other distributions due to the Company from a tribe to other obligations of the casino such as indebtedness to a commercial lender. Accordingly, in the event of a default by a tribe, the Company's loans to a tribe may not be repaid until any senior creditors have been repaid in full. See "Government Regulation -- Tribal Law and Legal System."



LIMITED DURATION AND POTENTIAL TERMINATION OF MANAGEMENT CONTRACTS



     IGRA generally does not permit management contracts to have an initial term that exceeds five years unless the Chairman of the NIGC determines that a longer term not exceeding seven years is warranted by the capital investment required and the casino's income projections. The Company's management agreement with the Ponca Tribe of Nebraska has a term of five years from the date gaming commences. The loan agreement with the Rincon, San Luiseno Band of Mission Indians of San Diego, California, which is not subject to review by the NIGC or the Bureau of Indian Affairs, has a term of seven years from the date that the operation of gaming machines at the Tribe's present Class II casino commences. There is no assurance that the Company's current contracts with Indian tribes will be renewed, and that revenues will be payable to the Company upon the expiration of the initial terms of those contracts. Further, if renewed, such management contracts are likely to be on terms less favorable than the present management contracts. If the Company breaches its obligations under contracts, the Company's right to share in the revenues from such casino could be terminated.



RELATIONSHIP WITH THE INDIAN TRIBES



     Indian tribes are sovereign nations with their own governmental systems. Tribal officials are subject to replacement by appointment or election. The Company's relationship with a tribe could improve or deteriorate under new administrations. Good relationships with Indian tribes and their officials are critical to the Company's ability to obtain, retain and renew management contracts. Although the Company believes that its agreements with Indian tribes contain appropriate legal protections, a deterioration in the relationship between the Company and a tribe could have a material adverse effect on the Company, including possible termination of the management contract. See "Government Regulation--Tribal Law and Legal Systems."



POLITICAL UNCERTAINTIES



     Historically, Congress and the states have permitted, restricted and abolished gaming from time to time depending on prevailing public attitudes. Congress and the states have the power to restrict or eliminate gaming on Indian land, and Congress may amend or repeal IGRA at any time. Any federal or state action to limit gaming on Indian land may have a material adverse effect on the Company. In addition, legislation has recently been proposed that would subject income earned by Indian tribes or tribal agencies from certain gaming activities to federal income taxation. If enacted, this proposal could significantly adversely affect the amount of net revenues from tribal gaming operations in which the Company participates on a percentage of net revenues basis.




                                 USE OF PROCEEDS



     Although the Borrower may from time to time provide financing to the Company, which financing may be secured by the shares of Common Stock to be offered by this Prospectus, the Company will not receive any of the proceeds of any sale by the Lenders of the shares of Common Stock.



     The Borrower has informed the Company that it expects that the proceeds of any sale of the shares of Common Stock upon default of any obligation to the Lenders shall be applied first to the costs and expenses of such sale, second to any other costs and expenses incurred by the Lenders, third to the payment of all amounts due from the Borrower under the credit agreements and fourth to the payment of any other obligations of the Borrower in connection therewith. Any remaining balance shall be paid to the Borrower.



                                   THE COMPANY



GENERAL


     The Company's principal place of business and principal executive offices are located at Fort Pierce Jai-alai, 1750 South Kings Highway, Fort Pierce, Florida 34945-3099. The Company changed its name from Lexicon Corporation to Florida Gaming Corporation on March 17, 1994. The Company was incorporated in Delaware in 1976.

JAI-ALAI FRONTON



     The Company currently owns and operates a jai-alai fronton and pari-mutuel wagering facility located in Fort Pierce, Florida (the "Fronton"). Since its inception and prior to its acquisition of the Fronton, the Company engaged in several other lines of business, none of which are currently now in operation. On March 31, 1993, the Company sold 603,000 shares of Common Stock to Freedom Financial Corporation and the present management assumed control of the Company. After considering various business alternatives, the Company entered into an agreement to acquire the Fronton in October 1993. On February 1, 1994, the Company received approval from the Florida Department of Business and Federal Regulation, Division of Pari-Mutuel Wagering to transfer the pari-mutuel permit for the Fronton to the Company and completed the acquisition of the Fronton on that date.



     The Company's business at the Fronton consists of, among other things, live jai-alai, inter-track pari-mutuel wagering, and the sale of food and alcoholic beverages. For a detailed description of the Company's business at the Fronton, see the section of the Company's 1994 Annual Report on Form 10-K titled "Item
1 -- Business."



     The jai-alai industry generally has declined in the last several years. In the State of Florida's fiscal year ended June 30, 1987, the year before an industry-wide strike by jai-alai players and the passage of legislation authorizing a state-wide lottery, average state-wide handle per live jai-alai performance was approximately $213,393. Average state-wide handle per performance for the State of Florida fiscal years ended June 30, 1995 and 1994 was approximately $102,000 and $101,000, respectively. During the State of Florida's 1995 fiscal year, handle per performance at the Company' Fronton increased from $31,918 to $36,090, or 13.1% compared to the 1994 fiscal year. There can be no assurance that the jai-alai industry will improve significantly, if at all, in the future. Because the Company's jai-alai business is tied directly to many if not all of the factors which influence the jai-alai industry as a whole, another players strike or the enactment of unfavorable legislation could have an adverse impact on the Company's operations.



     Inter-track wagering has grown significantly since its initiation in the State of Florida in August 1990. The state-wide ITW handle for the State of Florida's fiscal year ended June 30, 1991 was approximately $109 million. The state-wide ITW handle for the State of Florida's fiscal years ended June 30, 1994 and 1995 increased to approximately $383 million and $443 million, respectively. ITW handle at the Company's Fronton has demonstrated similar growth in recent years, increasing from $17.2 million in the year ended December 31, 1994 ($15.8 million after the Company acquired the Fronton in February 1994) to an estimated $20.5 million for the year ended December 31, 1995.



INDIAN GAMING



     The Company is actively exploring other opportunities in the pari-mutuel and gaming industry, including opportunities to develop, finance and operate gaming projects with federally recognized Indian tribes in accordance with IGRA.
 See "Government Regulation." According to the National Indian Gaming Association, there are currently 557 federally recognized Indian tribes in the United States, of which approximately 185 tribes conduct gaming activities ranging from bingo to full scale casino gaming. In enacting IGRA, Congress recognized that the operation of gaming by Indian tribes was a means of promoting tribal economic development, self-sufficiency, and strong tribal governments, which historically have been principal goals of federal Indian
policy.   Based on gaming industry statistics indicating that Indian gaming is one of the fastest growing segments of the gaming industry, the Company believes Indian gaming presents promising business opportunities.



     The Company plans to focus on developing, either alone or through joint ventures with other parties, small- to medium-sized gaming projects that have the potential to generate $1,000,000 to $10,000,000 in annual profits. The Company estimates that projects generating financial returns in this range will usually require a capital investment of from $5 million to $50 million. The Company believes that major gaming companies are reluctant to consider a management relationship with a tribe if the gaming project does not have the potential to generate annual profits of at least $30,000,000. The Company believes there are many tribes with the capability and interest to develop gaming projects of the size targeted by the Company.



FINANCING

     The Company plans to obtain funds to meet its present and any future obligations to finance Indian Gaming projects from a variety of potential sources, including cash flow from operations, borrowing, proceeds from the sale of the Company's securities, and joint venture arrangements. The commencement of gaming operations by Indian tribes is subject to several conditions and approvals. The Company's agreements relating to Indian gaming projects currently provide, and will provide in the future, that the Company will be obligated to pay only organizational, planning and predevelopment costs until the receipt of all regulatory approvals, and that only after such receipt will the Company become obligated to fund major development expenses such as land acquisition, construction and equipment expenses, and working capital. The Company plans to fund organizational, planning and predevelopment costs from cash flow from operations, funds made available by the Borrower and proceeds from the sale of securities. The Borrower has indicated to the Company that it plans to use the proceeds of the loan secured by the pledged shares registered hereby to make financing available to the Company either through loans on substantial similar terms or through additional equity investments in the Company. In addition, the Company recently completed a private placement of $2.4 million of convertible preferred stock to institutional investors. The Company believes funds currently available from these sources will be sufficient to meet the Company's current obligations for ongoing predevelopment expenditures, and its committment to loan up to $5 million to the Rincon, San Luiseno Band of Mission Indians if and when the Rincon Band is permitted to operate gaming machines at its casino. See "The Company--Rincon, San Luiseno Band of Mission Indians." In addition, although the Company has not obtained a committment for financing major development costs in connection with its current agreement to develop and construct a casino for the Ponca Tribe of Nebraska, and no assurance can be given that the Company will obtain such financing, the Company believes that when governmental approvals and all other material conditions for commencement of Indian gaming operations have been satisfied, sources of financing will be available for land acquisition, construction and equipment costs, and working capital for the project. See "The Company--Ponca Tribe of Nebraska" and "Government Regulation."



     In 1995, the Company entered into two agreements with Indian tribes relating to gaming ventures. The terms of those agreements are summarized in the following sections.



PONCA TRIBE OF NEBRASKA



     On August 28, 1995, the Company (through a wholly owned subsidiary) entered into a Management Agreement with the Ponca Tribe of Nebraska, providing that the Company would provide financing for, develop, construct and manage a casino for the Ponca Tribe to be located in the Omaha, Nebraska metropolitan area. Omaha is the largest city in Nebraska, with a population of approximately 835,000 residing within 50 miles of the center of the city. Although the Company is unaware of any gaming operations currently in Nebraska, gaming facilities are currently operating in Council Bluff, Iowa, across the Missouri River from Omaha, and in Sioux City, Iowa, approximately 50 miles north of Omaha. In addition, two river boat gaming projects are proposed for Council Bluff. The Company believes that the metropolitan Omaha market is large enough to support the Ponca Tribe's casino in addition to the currently operating and proposed gaming projects.



     The Management Agreement provides that financing for start-up expenses, land acquisition, construction, equipment and other development expenses and working capital for the gaming operation will be provided through a development loan by the Company to the Ponca Tribe in a principal amount up to $50,000,000. The development loan will bear interest at an annual rate equal to the prime rate plus two percent. The Management Agreement provides that the Company would be entitled to receive 30% of the net revenues of the casino, including gaming and certain non-gaming revenues, for five years beginning when gaming commences in a permanent facility. The Ponca Tribe would receive 70% of the net revenues from gaming and non-gaming activities at the casino, from which monthly principal and interest payments on the development loan would be deducted, subject to a minimum guaranteed monthly payment to the Ponca Tribe of $10,000 for Class II gaming, and an additional $25,000 per month for Class III gaming. The developmental loan will be secured by security interests in all assets, revenues and accounts of the Ponca Tribe's gaming operation except for land and real property. The Company expects to finance its obligations under the Management Agreement through a combination of funds provided by the Company from the proceeds of debt and equity financing to the Company, and the proceeds of commercial loans made directly to the tribal gaming operation. The Company has not entered into any financing arrangements for its project with the Ponca Tribe, and although there can be no assurance that it will be able to obtain financing at reasonable rates, the Company currently has no reason to believe that such financing will not be available.

     The opening of Omaha casino will depend upon the ability of the Company and the Ponca Tribe to satisfying each of many preconditions. The Management Agreement and all related financing, security and other collateral agreements must be submitted to and approved by the National Indian Gaming Commission ("NIGC"). The Management Agreement will take effect upon NIGC approval, and only then will the repayment and other provisions of the Management Agreement and other collateral agreements be enforceable against the Ponca Tribe. The Company and the Ponca Tribe must identify and acquire an option to purchase land suitable to be placed in trust for the benefit of the Ponca Tribe as a site for the gaming facility. Under IGRA, to approve the Ponca Tribe's application to place land in trust as the site of a gaming operation, the Secretary of the Interior must determine, after consultation with appropriate state and local officials, that a gaming operation on the land would not be detrimental to the surrounding community, and the Governor of Nebraska must concur in the Secretary's determination. In addition, IGRA will permit the Company and the Ponca Tribe to conduct Class III gaming activities at the casino only to the extent that such gaming is not prohibited by Nebraska law and that the Ponca Tribe enters into a gaming compact with the State of Nebraska. Although Class II gaming is not currently prohibited under Nebraska law, legislation has been proposed from time to time that would permit certain Class III gaming activities in Nebraska. The Company believes the tax revenues received by the State of Iowa from profitable gaming operations located in metropolitan Omaha and other Iowa counties adjoining Nebraska may be a factor influencing the consideration of legislation permitting Class III gaming activities in Nebraska. If Nebraska enacts legislation permitting Class III gaming activities, there can be no assurance that the Governor of Nebraska would enter into negotiations of a compact with the Ponca Tribe, and the ability of Indian tribes to compel the states to enact a compact through judicial proceedings is the subject of litigation currently before the United States Supreme Court. See "Governmental
Regulation."   There can be no assurance that any of the foregoing conditions to the establishment of an Indian gaming operating in metropolitan Omaha can be achieved. Until these conditions have been satisfied, the Company's financial obligations are limited to the payment of certain predevelopment expenses of the project, currently estimated at approximately $15,000 per month. As of September 30, 1995, the Company has provided $64,544 for predevelopment expenses of the project.



RINCON, SAN LUISENO BAND OF MISSION INDIANS



     On September 11, 1995, the Company entered into a Loan Agreement and related agreements with the Rincon, San Luiseno Band of Mission Indians, which presently owns and operates the River Oaks Casino, a Class II gaming facility
approximately 40 miles from the city of San Diego, California.   The Rincon Band
also intends to operate electronic gaming machines at River Oaks, a Class III gaming activity under IGRA, if and when an injunction currently prohibiting the operation of gaming machines at River Oaks is lifted by a federal district court. The Loan Agreement will take effect when at least 400 gaming machines are in operation.



     Under the terms of the Loan Agreement, the Company has agreed to loan up to $5,000,000 to the Rincon Band for working capital to renovate, improve and expand the Tribe's gaming facilities. In lieu of interest, the Company will be entitled to receive, during the seven-year term of the Loan Agreement, 12.5% of the gross receipts of the facility (excluding gaming machines), and 12-1/2% of the "drop" or "handle" from gaming machines during the first five years and 11% of the "drop" or "handle" during the sixth and seventh years. The Loan is secured by security interests granted to the Company in the equipment, accounts, revenues and other property of River Oaks other than land and real estate. See "Government Regulation." As of December 31, 1995, the Company had made short term working capital advances of $323,000 to the Rincon Band, which will become repayable under the terms of the Loan Agreement if and when the Loan Agreement takes effect. The Loan Agreement can be terminated by the Company if it does not take effect by June 30, 1996. The Company plans to fund its obligations to the Rincon Band from funds provided by Borrower and the proceeds from the placement of Company securities completed in December 1995.



     San Diego County, California has a population of 2.7 million people, and the City of San Diego is the sixth largest city in the United States. Tourism and the presence of one of the largest naval bases are major factors in the local economy, which the Company believes contribute significantly to the attractiveness of San Diego as a gaming market.



     There are three casinos other than River Oaks currently operating in San Diego County, all of which are owned by Indian tribes and which together operate approximately 2,500 gaming machines. The operation of gaming machines at River Oaks, however, is currently prohibited by a preliminary injunction issued by the United States District Court for Southern California. The injunction was sought by the United States Attorney for Southern California, based upon federal circuit court decisions that the operation of gaming machines by Indian tribes in California was prohibited by the IGRA because gaming machines were prohibited by California law, and to date California Governor Wilson has refused to enter into a gaming compact with California tribes. In light of the litigation, the ability of California Indian tribes to continue to conduct Class III gaming activities in the future is uncertain. See "Government Regulation."



     The Rincon Band has filed a motion to modify the injunction based on the Tribe's belief that it now complies with all conditions for the operation of gaming machines under IGRA. As part of this effort, the Rincon Band has assumed the direct management of River Oaks, entered into a settlement agreement with the former third-party managers of River Oaks, and has entered into the Loan
Agreement with the Company.   Following a hearing on December 19, 1995, the
court ordered the parties and the three other Indian tribes operating gaming machines in San Diego County to submit briefs addressing several questions relating to equities of the present situation, in which only the Rincon Band is prohibited from operating gaming machines. There can be no assurance that the injunction will be lifted. The lifting of the injunction would place the Rincon Band in a position comparable to the three other tribes in San Diego County and the 22 other tribes in California that already operate gaming machines.
Although no assurance can be given, the Company believes that if the injunction is lifted, the Rincon Band's casino will be in a position to operate profitably in the attractive San Diego market, subject to future changes in the law governing Indian gaming in California.



OTHER AGREEMENTS



     On June 21, 1995, the Company entered into a joint venture agreement with Centrum X Corporation ("CXC"), a Boca Raton, Florida company that represents several Indian tribes, to assist the Company in identifying and developing tribal gaming development projects. Under the Agreement, the Company has the right of first refusal to participate in prospective Indian gaming ventures identified, investigated or developed by CXC. If the Company exercises its right of first refusal, the venture would be developed by a new corporation in which the Company would own an 80% interest and CXC and its associates would own a 20% interest. CXC has advised the Company that it has entered into an agreement with the Tonkawa Tribe of Oklahoma to develop a tribal gaming project. To date, however, CXC has not presented a written proposal with respect to the Tonkawa project or any other prospective gaming venture.

                              GOVERNMENT REGULATION


GENERAL



     The Company is actively exploring opportunities in the pari-mutuel and gaming industry, including opportunities to finance, develop and operate gaming facilities on lands held in trust for Indian tribes by the United States Government. In addition to a variety of generally applicable state and federal laws governing business operations, the Company's Indian gaming ventures will be subject to extensive regulation by special federal, state and tribal laws and regulations applicable to commercial relationships with Indians generally, as well as Indian gaming and the management and financing of Indian casinos. In addition, gaming ventures are regulated by federal and state laws and regulations applicable to the gaming industry generally and to the distribution of gaming equipment. The following description of the regulatory environment in which the Company's Indian gaming ventures would operate is intended to be a summary and is not intended to be a complete recitation of all applicable law. Moreover, because the regulatory environment is dynamic and evolving, it is impossible to predict how certain provisions will be ultimately interpreted or how they may affect the Company. Changes in such laws or regulations could have a material adverse impact on the Company's ability to finance, develop and operate Indian gaming ventures. See "Risk Factors."



TRIBAL LAW AND LEGAL SYSTEMS



     APPLICABILITY OF STATE AND FEDERAL LAW. Federally recognized Indian tribes are independent governments, subordinate to the United States, with sovereign powers, except as those powers may have been limited by treaty or by the United States Congress. Absent tribal consent or the consent of the United States Congress, state laws do not apply to Indian tribes or tribal agencies. Indian tribes maintain their own governmental systems and often their own judicial systems. Indian tribes have the right to tax persons and enterprises conducting business on Indian lands, and also have the right to require licenses, and to impose other forms of regulations and regulatory fees on persons and businesses operating on their lands.



     WAIVER OF SOVEREIGN IMMUNITY; JURISDICTION; EXHAUSTION OF TRIBAL REMEDIES. Indian tribes enjoy sovereign immunity from unconsented suit similar to that of the states and the United States. To sue an Indian tribe or a tribal agency or instrumentality, the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Further, in most commercial disputes with Indian tribes, the jurisdiction of the federal courts, which are courts of limited jurisdiction, may be difficult or impossible to obtain. A commercial dispute is unlikely to present a federal question, and some courts have ruled that an Indian tribe as a party is not a citizen of any state for purposes of establishing diversity jurisdiction in the federal courts. State courts may also lack jurisdiction over suits brought by non-Indians against Indian tribes. The remedies available against an Indian tribe also depend, at least in part, upon the rules of comity requiring initial exhaustion of remedies of tribal tribunals and, as to some judicial remedies, the tribe's consent to jurisdictional provisions contained in the disputed agreements. The United States Supreme Court has held that where a tribal court exists, the jurisdiction in that forum must first be exhausted before any dispute can be properly heard by federal courts which would otherwise have jurisdiction. Where a dispute as to the existence of jurisdiction in the tribal forum exists, the tribal court must first rule as to the limits of its own jurisdiction.



     In its current contracts with Indian tribes, the Company has negotiated, and intends to negotiate in any future contracts with Indian tribes, the tribe's agreement to waive its sovereign immunity for the limited purpose of any proceeding by the Company (or its affiliate) under certain circumstances to enforce repayment of loans by the Company to the tribe and the Company's other rights under the contract. If such a waiver of sovereign immunity were held to be ineffective, the Company could be precluded from judicially enforcing its rights and remedies against the tribe. In certain of its current contracts with Indian tribes, the Company has negotiated, and intends to negotiate in any future contracts with Indian tribes, the tribe's agreement to waive the rule requiring exhaustion of tribal remedies. If a waiver of the rule requiring exhaustion of tribal remedies were held to be ineffective, the Company could be subjected to substantial delay, cost and expense while seeking such remedies in tribal tribunals. In addition, unless the decisions of tribal tribunals violate applicable state or federal law, there might be no effective right to appeal such decisions in state or federal court.

THE INDIAN GAMING REGULATORY ACT OF 1988



     REGULATORY AUTHORITY. The terms and conditions of the contracts governing the Company's Indian gaming ventures, as well as the operation of casinos and of all gaming on Indian land, are subject to the Indian Gaming Regulatory Act of 1988, 25 U.S.C. 2701 ET SEQ. ("IGRA").



     IGRA is administered by the National Indian Gaming Commission ("NIGC"), an independent agency within the U.S. Department of Interior, exercising primary federal regulatory responsibility over Indian gaming. The NIGC has exclusive authority to issue regulations governing tribal gaming activities, approve tribal ordinances for regulating Class II and Class III Gaming (as described below), approve management agreements for gaming facilities, conduct investigations, and generally monitor tribal gaming. Certain responsibilities under IGRA (such as the approval of per capita distribution plans to tribal members, and the approval of transfer of lands into trust status for gaming) are retained by the Bureau of Indian Affairs ("BIA"). The BIA also has responsibility to review and approve land leases and other agreements relating to Indian lands. Statutory remedies enable the federal courts to find agreements which violate these statutes to be void AB INITIO. Criminal enforcement responsibility is shared with a state under the tribal compact with the state and under the federal law that recognizes the Indian tribes.



     The regulations and guidelines that the NIGC and the BIA use to interpret their respective responsibilities are incomplete and evolving. Federal statutes including IGRA have been the subject of litigation and may be subject to further judicial or legislative interpretation.



     The NIGC is empowered to inspect and audit all Indian gaming facilities, to conduct background checks on all persons associated with Indian gaming, to hold hearings, issue subpoenas, take depositions, adopt regulations and assess fees and impose civil penalties for violations of IGRA. IGRA also provides for federal criminal penalties for illegal gaming on Indian land and for theft from Indian gaming facilities.



     In 1993, the NIGC published rules implementing certain provisions of IGRA. These rules govern, among other things, the submission and approval of tribal gaming ordinances or resolutions, and require an Indian tribe to have the sole proprietary interest in and responsibility for the conduct of any gaming.



     Tribes are required to issue gaming licenses only under articulated standards, to conduct or commission financial audits of their gaming enterprises, to perform or commission background investigations for primary management officials and key employees, and to maintain facilities in a manner that adequately protects the environment and the public health and safety. The 1993 rules also set out a review procedure for tribal licensing of all gaming operation employees. Reporting requirements applicable to tribes are articulated, requiring the reporting of specified information, including that derived from background investigations, to the NIGC.



     TRIBAL ORDINANCES. Under IGRA, except to the extent otherwise provided in a tribal-state compact, Indian tribal governments have primary regulatory authority over Class III Gaming on land within the tribe's jurisdiction. Therefore, tribal gaming operations that may be managed by the Company, and Company personnel engaged in gaming activities, will be subject to tribal ordinances and regulations regarding gaming.



     IGRA requires that the NIGC review tribal gaming ordinances, and authorizes the NIGC to approve such ordinances only if they meet certain requirements relating to (i) the ownership, security, personnel background, recordkeeping, and auditing of a tribe's gaming enterprises; (ii) the use of the revenues from such gaming; and (iii) the protection of the environment and the public health and safety.



     CLASSES OF GAMING. IGRA classifies games that may be conducted on Indian lands into three categories. "Class I Gaming" includes social games solely for prizes of minimal value, or traditional forms of Indian gaming engaged in by individuals a part of, or in connection with, tribal ceremonies or celebrations. "Class II Gaming" includes bingo, pulltabs, lotto, punch boards, tip jars, instant bingo, and certain other games similar to bingo, if those games are played at the same location as bingo is played. "Class III Gaming" includes all other forms of gaming, such as slot machines, video casino games (e.g., video slots, video blackjack and video poker), so-called "table games" (e.g., blackjack, craps, roulette), and other commercial gaming (e.g., sports betting and parimutuel wagering).

     Class I Gaming on Indian lands is within the exclusive jurisdiction of the Indian tribes and is not subject to the provision of IGRA. Class II Gaming is permitted on Indian lands if (i) the state in which the Indian lands lies permits such gaming for any purpose by any person, organization or entity; (ii) the gaming is not otherwise specifically prohibited on Indian lands by federal law; (iii) the gaming is conducted in accordance with a tribal ordinance or resolution which has been approved by the NIGC; (iv) an Indian tribe has sole proprietary interest and responsibility for the conduct of gaming; (v) the primary management officials and key employees are tribally licensed; and (vi) several other requirements are met. Class III Gaming is permitted on Indian lands if the conditions applicable to Class II Gaming are met and, in addition, the gaming is conducted in conformance with the terms of a written agreement between the tribal government and the government of the state within whose boundaries the tribe's lands lie (a "Tribal-State Compact").



     TRIBAL-STATE COMPACTS. IGRA requires states to negotiate in good faith with Indian tribes that seek to enter into Tribal-State Compacts for the conduct of Class III Gaming. Such Tribal-State Compacts may include provisions for the allocation of criminal and civil jurisdiction between the state and the Indian tribe necessary for the enforcement of such laws and regulations, taxation by the Indian tribe of such activity in amounts comparable to those amounts assessed by the state for comparable activities, remedies for breach, standards for the operation of such activity and maintenance of the gaming facility, including licensing, and any other subjects that are directly related to the operation of gaming activities. The terms of Tribal-State Compacts vary from state to state; however, Tribal-State Compacts within one state tend to be substantially similar. Tribal-State Compacts usually specify the types of permitted games, establish technical standards for video gaming machines, set maximum and minimum machine payout percentages, entitle the state to inspect casinos, require background investigations and licensing of casino employees, and may require the tribe to pay a portion of the state's expenses for establishing and maintaining regulatory agencies. Some Tribal-State Compacts are for set terms, while others are for indefinite duration. No Tribal-State Compact is in effect in Nebraska, where the Company plans to develop a gaming project with the Ponca Tribe of Nebraska. In California, where the Company has entered into an agreement to finance a tribal casino operation in San Diego County, the IGRA's provisions relating to Tribal-State Compacts are currently the subject of litigation. See "Risk Factors -- Highly Regulated Industry."



     Tribal-State Compacts have been the subject of litigation in several states, including California. Among the issues being litigated is the constitutionality of the provision of IGRA that entitles tribes to sue in federal court to force states to negotiate Tribal-State Compacts. Federal district courts in Alabama, Michigan and Washington recently have held that the Eleventh Amendment to the United States Constitution immunizes states from suit by Indian tribes in federal court unless the state consents to such suit. Federal appellate courts have divided over this issue. These cases presently are under appeal, and the United States Supreme Court has granted CERTIORARI to hear one such case in the 1995 fall term.



     There has also been litigation challenging the authority of governors, under state law, to enter into Tribal-State Compacts. Federal courts have upheld the authority of the governors of two states to enter into compacts, while the highest state courts of two other states have held that the governor did not have authority to enter into such compacts without the consent or authorization of the state legislature.



     In California, where the Company has a project with the Rincon Band in San Diego County, numerous federally recognized Indian tribes currently engage in various gaming activities on tribal lands. Several tribes have asked the State of California to negotiate a compact authorizing certain gaming activities, including the operation of electronic gaming machines. The State has refused,
asserting the proposed activities were illegal under California law.   The State
and seven tribes subsequently agreed to seek judicial determination of whether the State was obligated to negotiate with the tribes under the IGRA. A federal circuit court of appeals has held that the State was not required to negotiate with the tribes under the IGRA because California law prohibits the operation of the gaming activities in question. However, the federal circuit court has agreed to review its decision in light of a California state appellate court decision that the operation of electronic gaming machines is not prohibited by California law because the state lottery is authorized to operate such machines. Until the issues currently the subject of litigation have been resolved, including an opinion of the California Supreme Court determining the status of gaming under state law, the parameters of Indian gaming in California will likely remain uncertain.

     POSSIBLE CHANGES IN FEDERAL LAW. Several bills have been introduced in Congress which would amend IGRA. To this date, no such bill has passed either house of Congress. If IGRA were amended, the amendment could change the governmental structure and requirements within which the Tribe could conduct gaming.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1995. The following information should be read in conjunction with the financial statements of the Company and its subsidiaries incorporated by reference into this Prospectus.


                                                            September 30, 1995
                                                            ------------------
Long-term debt:                                                 (unaudited)
     Secured indebtedness  . . . . . . . . . . . . . . . .     $  1,957,705
     Other long-term debt  . . . . . . . . . . . . . . . .                0
                                                                 ----------
          Total long-term debt . . . . . . . . . . . . . .        1,957,705
     Less current maturities . . . . . . . . . . . . . . .          126,368
                                                                 ----------
     Long-term debt, net . . . . . . . . . . . . . . . . .     $  1,831,337
Stockholders' equity . . . . . . . . . . . . . . . . . . .
     Class A Preferred stock, convertible into common
      stock (1,200,000 shares authorized; par value $.10;
      35,235 shares issued). . . . . . . . . . . . . . . .            3,524
     Common stock (15,000,000 shares authorized; par value
      $.10; 3,123,474 shares issued)(1). . . . . . . . . .          312,347
     Capital in excess of par value  . . . . . . . . . . .       25,058,360
     Retained deficit  . . . . . . . . . . . . . . . . . .      (21,314,458)
                                                                 ----------
                                                                 ----------

          Total stockholders' equity . . . . . . . . . . .     $  4,054,773
                                                                 ----------
                                                                 ----------

Total Capitalization . . . . . . . . . . . . . . . . . . .     $  6,275,144
                                                                 ----------
                                                                 ----------


     (1) Does not include 2,008,250 shares of Common Stock reserved for issuance pursuant to outstanding stock options, and up to 7,928 shares issuable upon conversion of its outstanding preferred stock.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The Common Stock of the Company trades on the NASDAQ SmallCap Market under the symbol "BETS". The following table shows the high and low bid prices for the Common Stock of the Company for the years ended December 31, 1995 and December 31, 1994 as reported by NASDAQ. The following bid prices reflect reported inter-dealer transactions and are not necessarily representative of actual transactions which occurred. Further, the prices do not include retail markup, markdown or commissions.




     YEAR ENDED DECEMBER 31, 1995               HIGH                    LOW
     ----------------------------               ----                    ---
Quarter Ended December 31, 1995  . . . .     $   14-1/2              $   8-1/4
Quarter Ended September 30, 1995 . . . .     $   17-1/4              $   7-3/4
Quarter Ended June 30, 1995  . . . . . .     $   10-1/2              $   4
Quarter Ended March 31, 1995 . . . . . .     $    5-1/8              $   2



     YEAR ENDED DECEMBER 31, 1994               HIGH                    LOW
     ----------------------------               ----                    ---
Quarter Ended December 31, 1994  . . . .     $    5                  $   2
Quarter Ended September 30, 1994 . . . .     $    6-1/4              $   3-3/4
Quarter Ended June 30, 1994  . . . . . .     $   10-1/2              $   4-1/2

                                       21


Quarter Ended March 31, 1994 . . . . . .     $   11-3/4              $   1-3/4






     On December 29, 1995, the closing bid and asked quotations for the Common Stock of the Company as quoted on the NASDAQ SmallCap Market was $10.50 bid and $11.25 asked per share. As of December 29, 1995, the Company had approximately 3,750 holders of record of its Common Stock and a substantial additional number of street-name holders held of record by brokers and depository companies.


     The Company has not paid any dividends on its Common Stock in the past and does not expect to pay any dividends on its Common Stock in the foreseeable future. In the event the Company is not contractually prohibited from paying dividends, the holders of Common Stock would be entitled to receive dividends only when and as declared by the Board of Directors of the Company, subject to the prior rights and preferences, if any, of holders of preferred stock.


                  SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION



     The following tables sets forth the aggregate number of shares of Common Stock identified by the Borrower as being owned by it as of December 31, 1995, and the aggregate number of shares of Common Stock being offered for sale in this offering.



                                    Number of                         Number of
                                    shares of        Number of        shares of                      Percent of
                                     Common          shares of         Common                Common Stock Outstanding(1)
                                     Stock         Common Stock         Stock                ---------------------------
                                  owned before      to be sold       to be owned
Borrower                           Offering(1)      in Offering   after Offering(1)     Before Offering       After Offering
--------                          ------------      -----------   -----------------     ---------------       --------------
Freedom Financial Corporation
2669 Charleston Road
Suite D
New Albany, Indiana 47150           1,349,480        1,029,480         320,000               43.2%                 10.2%

----------------------------------


     (1) Excludes an option to purchase 1,330,000 additional shares of the Common Stock of Company, exercisable at $1.25 per share.


     The Borrower has informed the Company that it expects to pledge up to 1,029,480 shares of Common Stock as collateral under certain loan agreements to be entered into with the Lenders. The securities offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Lenders in negotiated transactions and in the over-the-counter market on NASDAQ. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Alternatively, the Lenders may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Lenders and/or the purchasers of securities for whom they may act as agents. The Company has agreed that if an event of default under the applicable loan agreements has occurred and is continuing, the Company will, upon notice from the Lenders, update the information contained in the Registration Statement, including this Prospectus, to contain the information necessary to permit the Lenders to effect the offer and sale thereunder of the shares of Common Stock. In such an event, the Company would prepare a Prospectus Supplement to this Prospectus which would include, among other things, the names of the Lenders participating in the offering, the number of shares of Common Stock to be offered for the account of each such Lender and such Lenders' intended method(s) of distribution of the shares, including, if the shares are to be offered through underwriters, the names of the principal underwriters and the respective amounts underwritten, the nature of the underwriter's obligation to take the shares, and the discounts and commissions to be allowed or paid to the underwriters and to dealers. In the case of an offering otherwise than through underwriters, the Prospectus Supplement would describe such other plan of distribution. The Company has agreed to indemnify the Lenders, any underwriters or selling agents and their respective controlling persons against certain liabilities arising out of information contained in or omitted from the Registration Statement, including liabilities under the Securities Act.



     The securities offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed or at varying prices determined at the time of sale or at negotiated prices.



     The Lenders and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.



     The Borrower acquired 603,000 shares of the Common Stock of the Company pursuant to a Stock Purchase Agreement on March 31, 1993, for a total consideration of $874,350. An additional 96,480 shares were subsequently issued to the Borrower under the provisions of the Stock Purchase Agreement. On August 26, 1994, and October 4, 1994, the Borrower exercised its option, in part, to purchase 400,000 shares and 300,000 shares of Common Stock, respectively, for a total price of $875,000.



     Mr. W. Bennett Collett is the controlling stockholder, a director and an officer of the Borrower, and also is the Chairman of the Board and the Chief Executive Officer of the Company.



     On February 28, 1990, the Borrower filed a registration statement with the Securities and Exchange Commission (Commission File No. 33-33625)(the "Borrower's Registration Statement") to register shares of its Common Stock, Class A Preference. On March 5, 1990, the Borrower filed an application with the New Jersey Bureau of Securities pursuant to the New Jersey state securities laws to register certain of the shares to be offered. The New Jersey Bureau of Securities indicated that the Borrower's Registration Statement may have been materially deficient because certain civil and administrative proceedings involving Mr. W. Bennett Collett, including an injunction prohibiting future violations of federal securities laws, were not disclosed. Without admitting or denying the materiality of the omitted information, which information had been omitted following consultation with legal counsel, on June 11, 1990, the Borrower requested withdrawal of the application for registration of securities in New Jersey. On August 23, 1990, the State of New Jersey Bureau of Securities issued a Consent Order IN THE MATTER OF: FREEDOM FINANCIAL CORPORATION (SR-
5587). On November 5, 1990, the Securities and Exchange Commission issued an order consenting to the withdrawal of the Borrower's Registration Statement.
The New Jersey Consent Order granted the request for withdrawal of the application for registration and denied the effectiveness of certain exemptions under the New Jersey state securities laws for secondary trading in its securities. In addition, the Borrower agreed that it would not sell, give or otherwise distribute its securities in or from New Jersey without first notifying and receiving written authority to do so from the New Jersey Bureau of Securities.



     The rules and regulations promulgated by the Commission pursuant to the Securities Act and the Exchange Act generally require that proceedings involving management similar to the injunction be disclosed only for events occurring during the past five years. These matters have not adversely affected the ability of the Company to obtain any required gaming licenses, nor did they in the past adversely affect the ability of the Borrower to obtain state or federal approvals required to operate as a bank holding company.


                                  LEGAL MATTERS


     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Borrower by Stephen A. Zrenda, Jr., P.C., Oklahoma City, Oklahoma.


                                     EXPERTS

     The audited financial statements and schedules of the Company incorporated by reference into this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in its report, have been audited by King & Company, PSC, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE BORROWER OR ANY SELLING AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.






                           ---------------------------





                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

Available Information  . . . . . . . . . . . . . . . . . . . . . . . .         2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . .         3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .         9
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10
Government Regulation. . . . . . . . . . . . . . . . . . . . . . . . .        13
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16
Price Range of Common Stock
  and Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .        17
Selling Stockholder and Plan
 of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . .        17
Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        19
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        19



                                1,029,480 SHARES

                                       OF

                                  COMMON STOCK



                                 FLORIDA GAMING
                                   CORPORATION



                            ------------------------
                                   PROSPECTUS
                            ------------------------



                                           ,  199
                            ------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



EXPENSE                                          AMOUNT
-------                                          ------
SEC registration fee . . . . . . . . . . . .    $  4,615
Legal fees and expenses(1) . . . . . . . . .      15,500
Accounting fees(1) . . . . . . . . . . . . .       1,000
Printing(2). . . . . . . . . . . . . . . . .         100
Transfer agent fees(1) . . . . . . . . . . .         100
                                                --------
--------------------------
     (1)   Estimated                            $ 21,315
                                                --------
                                                --------



     All itemized fees and expenses of the offering are expected to be paid by the Registrant.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(a)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although
Section 102(a) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as an injunction or rescission. The Registrant's Restated Certificate of Incorporation limits the liability of the directors to the Registrant or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(a). Specifically, a director of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative, or investigative, to which any of them is a party by reason of his being a director or officer of the Registrant if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Registrant's by-laws provide that the Registrant shall indemnify each person who may be indemnified pursuant to Section 145, as amended from time to time (or any successor provision thereto), to the fullest extent permitted by Section 145.

     On March 10, 1993, the Board of Directors of the Registrant authorized the Registrant to enter into indemnification agreements with each of its directors and executive officer to evidence the Registrant's agreement to indemnify them to the fullest extent permitted by law.

     The Company does not presently carry any officer/director liability insurance policy.

     See Item 17 below regarding indemnification.

ITEM 16.  EXHIBITS.

     3.1 Restated Certificate of Incorporation is hereby incorporated by reference to Exhibit 3.1 of Form SB-2 Registration Statement No. 33-79882.


     3.2     Certificate of Designations for Series 9% AA Convertible Preferred
             Stock.



     3.3     Certificate of Designations for Series B Preferred Stock.



     3.3 Bylaws are hereby incorporated by reference to Exhibit 3.2 of Form SB-2 Registration Statement No. 33-79882.

     10.1 Stock Purchase Agreement dated July 26, 1991, between the Registrant and Bristol Holdings, Inc. is hereby incorporated by reference to Current Report on Form 8-K dated July 26, 1991.

     10.2 Stock Purchase Agreement dated as of March 29, 1993, between Freedom Financial Corporation and the Registrant is hereby incorporated by reference to Current Report on Form 8-K dated March 31, 1993.

     10.3 Term Note for $1,000,000 executed by the Registrant in favor of WJA Realty Limited Partnership dated February 1, 1994 is hereby incorporated by reference to Exhibit 10.3 of Form SB-2 Registration Statement No. 33-79882.

     10.4 Nonqualified Stock Option Plan dated April 21, 1994 is hereby incorporated by reference to Exhibit 10.4 of Form SB-2 Registration Statement No. 33-79882.


     10.5 Totalizator Services Agreement dated September 11, 1991, between Autotote Limited and the Registrant is hereby incorporated by reference to Exhibit 10.5 of Form SB-2 Registration Statement No. 33-79882.


     10.6    Indemnification Agreement dated February 23, 1993, between Ronald
             P. Perella and the Registrant is hereby incorporated by reference to Exhibit 10.6 of Form SB-2 Registration Statement No. 33-79882.

     10.7 Directors' Stock Option Plan adopted August 9, 1994 is hereby incorporated by reference to Exhibit 10.7 of Form SB-2 Registration Statement No. 33-79882.


     10.8 Centrum X Joint Venture Agreement dated June 21, 1995 is incorporated by reference to the exhibit to the Form 8-K Current Report of the Registrant dated June 21, 1995.



     10.9 Ponca Indian Tribe of Nebraska Management Agreement dated August 21, 1995 is incorporated by reference to exhibit 10.1 to the Form 8-K Current Report of the Registrant dated August 28, 1995.



     10.10 Rincon Loan Agreement dated September 11, 1995 is incorporated by reference to Exhibit 10.1 to the Form 8-K Current Report of the Registrant dated September 15, 1995.



     10.11   Amendment to Rincon Loan Agreement dated November 1, 1995.*



     10.12   Copies of mortgages, deeds.*



     10.13 Copy of 1995 Chief Executive Officer Stock Option Grant of May 8, 1995.*



     10.14   Stock option grant to Ronald P. Perella dated April 28, 1995.*



     23.1    Consent of Stephen A. Zrenda, Jr., P.C. *


     23.2    Consent of King & Company, PSC.

     24 Power of attorney is contained in the signature page to this Registration Statement.

-------------------------

*Previously filed.

ITEM 17.  UNDERTAKINGS.


             (a)    The undersigned Registrant hereby undertakes:



                    (i) To include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



                    (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                    (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



             (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



             (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Louisville, Commonwealth of Kentucky.



                                             FLORIDA GAMING CORPORATION



Date: January 4, 1996.                             By /s/  W. Bennett Collett
                                                     ---------------------------
                                             W. Bennett Collett
                                             Chairman of the Board and Chief
                                             Executive Officer



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Bennett Collett and Timothy L. Hensley, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, to this Form S-3 Registration Statement of Florida Gaming Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto same attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either or them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.




/s/ W. Bennett Collett       Chairman of the Board of           January 4, 1996
---------------------------  Directorsand Chief Executive
W. Bennett Collett           Officer (Principal Executive
                              Officer)





/s/ Timothy L. Hensley       Executive Vice President,          January 4, 1996
---------------------------  Treasurer and Chief Financial
Timothy L. Hensley           Officer (Principal Financial and
                              Accounting Officer)





/s/ Gary E. Bowman           Director                           January 4, 1996
---------------------------
Gary E. Bowman

/s/ Robert L. Hurd           President and Director             January 4, 1996
---------------------------
Robert L. Hurd





/s/ Roland M. Howell         Director                           January 4, 1996
---------------------------
Roland M. Howell






/s/ W. Bennett Collett, Jr.  Director, Executive Vice           January 4, 1996
---------------------------  President and Secretary
W. Bennett Collett, Jr.






/s/ George W. Galloway, Jr.  Director                           January 4, 1996
---------------------------
George W. Galloway, Jr.



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